

July 1, 2011

Via Email
Mr. Paul R. Bechet
Senior Vice President, Treasurer and Chief Financial Officer
Brookline Bancorp, Inc.
160 Washington Street
Brookline, Massachusetts 02447-0469

Re: **Brookline Bancorp, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
Form 10-K/A for the Fiscal Year Ended December 31, 2010
Filed June 2, 2011
File No. 000-23695

Dear Mr. Bechet:

We have reviewed your amendment and response letter dated June 2, 2011 and have the following comment.

Please respond to this letter within ten business days by amending your filing, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2010

Item 11. Executive Compensation, page 6

1. We note that you have amended this item to include the disclosure required by Item 407(e)(4) of Regulation S-K. You are required to set forth the complete text of each item as amended. Refer to Rule 12b-15 of the Exchange Act. Please file an amendment to your 10-K which includes the complete text of Item 11. Please do the same for Item 15.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Attorney

cc.   (Via Email)
        Mr. Bob Pomerenk, Esq.
        Luse Gorman Pomerenk & Schick, P.C.